FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

October 2, 2008

Item 3: News Release:

A news release dated and issued on October 2, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Core Drilling Extends Depth of Bulk Tonnage Mineralization at Golden Summit

Item 5: Full Description of Material Change:

October 2, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce results from its diamond drilling program at its Golden Summit project outside Fairbanks, Alaska.   The first area tested with a small grid of deeper core holes was in the Fence 1 area of the Cleary Hill Vein Swarm, where multiple 75 to 150 foot wide mineralized shear zones were previously identified in closely spaced shallow RAB drill fences.  Deeper core drilling in this area indicates that these shear zones can be extended to depth along the strike of the gold mineralization.  Significant intercepts of down dip gold mineralization include 303 feet @ 0.027 oz/ton (92.4 m @ 0.93 g/t), 101 feet @ 0.046 oz/ton (30.8 m @ 1.58 g/t) and 55 feet @ 0.18 oz/ton (16.8 m @ 6.29 g/t).

Initial RAB drilling in this area in early 2007 consisted of 3 lines of 51 foot deep holes 20 feet apart.  Each line of holes was 15 feet apart (collectively called Fence 1) in order to better determine the variability of the grade along strike.  The three lines each encountered a mineralized zone approximately 300 feet wide, with average assays in the zone ranging between 0.74 g/t to 1.02 g/t.  Diamond drilling in this area was aimed at testing the continuity of this zone at depth.  A total of 13 core holes were drilled on a grid of three lines, with each hole and each line spaced 100 feet apart.  Twelve holes were drilled to the north at an angle of 60 degrees, as the shears and veins in this area principally dip 50 to 60 degrees to the south.  As smaller cross cutting structures were seen in this area during earlier bulk sampling, one hole (Hole 1) was drilled to the south at an angle of 45 degrees.  Significant results include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
0801	259.0	335.0	76.0	1.19	0.035
0802	4.0	131.0	127.0	1.18	0.034
0803	148.0	217.0	69.0	1.58	0.046
0804	7.0	310.0	303.0	0.93	0.027
0805	115.0	216.0	101.0	1.58	0.046
0816	15.5	111.0	95.5	1.31	0.038
0817	72.0	146.0	74.0	1.09	0.032
0818	3.0	43.5	40.5	1.12	0.033
	221.0	274.0	53.0	0.72	0.021
0819	95.0	133.0	38.0	0.91	0.027
	175.0	228.0	53.0	0.88	0.026
	405.0	449.0	43.5	1.23	0.036
	606.0	682.0	76.0	0.76	0.022
0820	19.5	74.5	55.0	6.29	0.184
0821	132.0	151.0	19.0	1.75	0.051
	324.5	368.5	44.0	0.69	0.020
0822	185.0	268.0	83.0	2.16	0.063
0823	139.5	178.0	38.5	0.87	0.025
	307.0	404.0	97.0	0.90	0.026

Diamond drilling in the Fence 1 area has only tested 200 feet of strike length.  The results from this program will be utilized in conjunction with the results from the shallow 10 foot x 10 foot RAB drilling and bulk sampling, to design a future systematic drilling program aimed at delineating gold resources along the open ended 5,000 foot long zone of multiple, parallel shear zones in the Cleary Hill area.

All diamond drill core was transported from site by Freegold’s consultant, Avalon Development Corp., to their secure storage facility where the core was logged and photographed under the supervision of Curtis Freeman, a qualified person as defined in 43-101 requirements. Because of the variable nature of high grade gold mineralization that can occur within vein material, whole core digestion was used for assay determinations.  Whole core was submitted to Alaska Assay Laboratories in Fairbanks, Alaska where the core was crushed, pulped, homogenized and assayed for gold via fire assay analysis.

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program which has successfully identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discover new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Historically over 6.75 million ounces have been recovered from streams that drain the Golden Summit project area and an additional 500,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.  Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program using an on-site gravity-based concentration plant.  Drilling in 2008 is also being conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo Mine.  Work programs are also in progress on the Vinasale property, where the Company has entered into an exploration agreement with option to lease the property, which contains the previously identified Vinasale gold deposit.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 2nd day of October 2008.